[redacted]

SECURITI 08026860

BB 3/6 ✱

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTA LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

3/20

OATH OR AFFIRMATION

I, James W. Santori swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

James W Santori
Signature

CFO
Title

Stephen J Rogers
Notary Public

STEPHEN J. ROGERS
Notary Public, State of New York
No. 01RO6111754
Qualified in Westchester County
Commission Expires June 28, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

OTA LIMITED LIABILITY COMPANY

CONTENTS
December 31, 2007

OTA Limited Liability Company

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members of
OTA Limited Liability Company

We have audited the accompanying statement of financial condition of OTA Limited Liability Company (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTA Limited Liability Company as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

New York, New York
February 29, 2008

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP became partners of McGladrey & Pullen, LLP

OTA LIMITED LIABILITY COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$ 59,398
Receivable from broker-dealers and clearing organizations	127,103,387
Securities and options owned, at market value	352,149,214
Fixed assets (net of accumulated depreciation of $2,319,004)	851,704
Other assets	2,475,719
Total Assets	$482,639,422
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Notes payable	$ 7,239,647
Payable to broker-dealers and clearing organizations	434,768
Securities and options sold, not yet purchased, at market value	387,250,778
Accrued expenses and other liabilities	11,144,961
Total liabilities	406,070,154
Members' equity	76,569,268
Total Liabilities and Members' Equity	$482,639,422

The accompanying notes are an integral part
of the statement of financial condition

1. ORGANIZATION:

OTA Limited Liability Company (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company also conducts customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options and the related revenue, including commissions, and expenses on a trade-date basis.

Securities and options owned or securities and options sold, not yet purchased, by the Company are valued at their prevailing market prices. All resulting unrealized gains and losses are reflected in Members' equity.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, not yet purchased (see Note 8).

The Company has a one-third interest in a joint account that was formed to act as specialists and odd-lot dealers on the American Stock Exchange. The Company's share of the long and short market value, as well as due to or from broker, has been included in the respective categories in the statement of financial condition. The Company's share of any profit or loss has been included in Members' equity on the statement of financial condition.

This statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

No provision is made in the accompanying statement of financial condition for federal or state income taxes since such liabilities are the responsibility of the individual Members.

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In June 2006, the "FASB" issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes -an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

3. DUE TO/FROM BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's securities and options transactions are provided primarily by two brokers. At December 31, 2007, substantially all of the securities and options owned and the receivable from brokers reflected in the statement of financial condition are securities and options positions with and amounts due from these clearing brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral.

Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

4. RELATED PARTY TRANSACTIONS:

Other assets include $216,561 due from affiliated entities, officers and employees of the Company. Subsequent to year-end, $187,191 of this amount was repaid.

Notes payable represent loans by employees and related entities to the Company. The notes bear interest at the clearing broker's rate and are due on demand. Accordingly, the fair value of the notes payable approximates the carrying amount.

As of December 31, 2007, $2,830,000 of management fee payable to an entity with common ownership is recorded as part of accrued expenses and other liabilities on the statement of financial condition.

As of December 31, 2007, $1,531,478 of research fee payable to an entity with common ownership is recorded as part of accrued expenses and other liabilities on the statement of financial condition.

5. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2007, the Company had net capital of $56,016,324 which exceeded the requirement of $1,523,000 by $54,493,324.

6. COMMITMENTS:

The Company occupies office space under several noncancelable leases which expire in 2009. The aggregate minimum rental commitments under these leases are as follows:

Year ending December 31,	
2008	$ 864,470
2009	720,391
	$1,584,861

The leases, in addition to base rentals, provide for rent escalations resulting from increased real estate taxes and other charges which are not reflected in the amounts above.

7. EMPLOYEE BENEFIT PLANS:

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit-sharing plan to which it may contribute an amount at its discretion.

8. DERIVATIVE FINANCIAL INSTRUMENTS: The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Members' equity.

9. SUBSEQUENT EVENTS: Subsequent to December 31, 2007, Members effected withdrawals of $1,875,281.

OTA Limited Liability Company

Independent Auditor's Report on Internal Control

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members of
OTA Limited Liability Company

In planning and performing our audit of the financial statements of OTA Limited Liability Company (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 29, 2008